EXHIBIT 99.2

THIRD QUARTER 2017 FINANCIAL RESULTS

General

UMeWorld is an internet technology company with a focus on the K-12 education market in China. UMFun, the Company’s K-12 flagship product, is a cloud-based, adaptive learning and assessment platform that can intelligently analyze and adapt to a student’s performance and personalizes the delivery of proprietary educational items in accordance with the student’s learning needs. UMFun’s off-school version is made available to Chinese K-12 students free of charge through China Mobile, the world’s largest mobile service provider by network scale and subscriber base, serving over 860,000,000 customers.

UMFun

UMFun is currently available to China Mobile’s subscription-based “AND! Education” platform in the Ningxia, Shanxi, Guangxi, Guizhou and Guangdong provinces as a free apps. Established in 2003, China Mobile’s “AND! Education” K-12 subscription-based communication platform is the largest of its' kind in the world, used primarily by teachers, students, parents and schools through the provinces that China Mobile services.

The kindergarten-to-grade-12 (K-12) educational system in China is the largest in the world, comprising approximately 200 million students. We intend to provide a range of services to government education authorities, schools, teachers, students and their parents. We have developed the UMFun Formative Assessment Item Bank, a repository of high-quality, standards-based item designed to monitor and track student progress toward mastering standards. Using our item bank educators can:

•	Evaluate student skills for placement early in the year
•	Measure student progress toward provincial standards
•	Provide targeted testing to identify students having difficulty with specific concepts
•	Give students valuable test experience in preparation for provincial and national tests
•	Assess student readiness for end-of-course or national tests

Our formative item bank consists of nearly 1,000,000 high-quality multiple choice and constructed response items aligned to provincial standards. The items in the bank cover the core subject areas of Chinese Language Arts, English Language and Mathematics.

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UMTang

UMTang is an “Uber-like” tutoring platform, that matches qualified teachers with K-12 students. The Company has identified the un-standardized, home-based, K-6 noon-care and after-school tutoring sector as UMTang’s entry target for this market. The Chinese K-6 school system requires students to leave school premises between noon and 2:30PM for a lunch break, with school then continuing until 4:30PM. According to market research, 40% of K-6 students require some sort of noon-care and/or after-school tutoring services, currently provided by independently operated, home-based, non-standardized centres. A typical home-based noon-care, tutoring centre services 10 students, earning an average of US$2,000 per month. Each UMTang centre serves students in a standardized setting, offering many unique services and features including a centralized payment settlement system, real-time monitoring by parents, daily behavioural reports, weekly assessment reports, collaborative teaching and the proprietary online learning tools of UMFun. The Company believes UMTang will set a very high standard of service in this market sector that current independent operators will be unable to match. Furthermore, The Company’s market research indicates that parents will be willing to pay a premium for the upgraded environment and learning features that UMTang offers.

Overview of Results of Operations

Three Months Ended	Jun 30 2017 $	Mar 31 2017 $	Dec 31 2016 $	Sep 30 2016 $	Jun 30 2016 $	Mar 31 2016 $	Dec 31 2015 $	Sep 30 2015 $
Net Sales	5,038	952	0	0	0	0	0	0
Net Income (Loss)	(374,306)	(412,544)	(360,366)	(528,475)	(598,860)	(396,142)	(245,220)	(389,011)
Net Income (Loss) per Share	(0.0042)	(0.0046)	(0.0040)	(0.0059)	(0.0067)	(0.0044)	(0.0028)	(0.0043)

Revenue

Revenue for the three-month period ended June 30, 2017 was $5,038 as compared to $0 generated for the same period a year ago.

General and Administrative Expenses

General and Administrative expenses consist primarily of personnel costs related to general management functions, finance, office overheads, as well as insurance costs and professional fees related to legal, audit and tax matters. General and Administrative expenses were $289,751 for the three months ended June 30, 2017 as compared to $313,205 incurred for the same period a year ago, a decrease of $23,454.

Net Gain/(Loss) from Operations

The Company incurred a net loss of $314,564 for the three-month period ended June 30, 2017 as compared to a net loss of $556,711 incurred for the same period a year ago.

Interest Expense

Interest expense for the three-month period ended June 30, 2017 was $50,705 as compared to interest expense of $37,693 generated during the same period a year ago.

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Liquidity and capital resources

As at June 30, 2017 the Company had a working capital deficiency of $1,489,627 as compared to a working capital deficiency of $994,314 as at June 30, 2016.

Since inception, we have financed operations primarily from the issuance of Common Stock. We expect to continue Common Stock issuances and issuance of promissory notes to fund our ongoing activities.

We currently do not have sufficient resources to carry out our entire business strategy. Therefore, we will need to raise additional capital to fund our operations sometime in the future. We cannot be certain that any financing will be available when needed. Any additional equity financings will be dilutive to our existing stockholders, and debt financing, if available, may involve restrictive covenants on our business and also the issuance of warrants or conversion features which may further dilute our existing stockholders.

We expect to continue to spend capital on:

1.	development, sales and marketing activities related to UMFun, our digital education platform;
2.	expansion into the English language training business; and
3.	expansion into noon-care & after school tutoring business.

The inability to raise capital would have a material adverse effect on the Company.

Internal control over financial reporting

During the three-month period ended June 30, 2017, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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